FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 001-10306

National Westminister Bank PLC

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure:	1.	Final Results announcement made on 30 March 2006

Enclosure 1.

RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

National Westminster Bank Plc ('NatWest' or the 'Group') is a wholly-owned subsidiary of The Royal Bank of Scotland plc and its ultimate parent company is The Royal Bank of Scotland Group plc.

These results of NatWest are published to meet the requirements of the Listing Rules of the Financial Services Authority in respect of NatWest's preference shares, which continue to be listed on the London Stock Exchange.

CONTENTS

International Financial Reporting Standards

Financial highlights

Condensed consolidated income statement

Condensed consolidated balance sheet

Condensed statement of recognised income and expense

Condensed consolidated cash flow statement

Analysis of IFRS adjustments excluding IAS 32, IAS 39 and IFRS 4

Notes

Contacts

PAGE 2 2 3 4 5 5 6 7 9

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The annual accounts have, for the first time, been prepared in accordance with International Financial Reporting Standards ('IFRS') adopted by the International Accounting Standards Board ('IASB'), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB and endorsed by the European Union. The date of transition to IFRS for NatWest and the date of its opening IFRS balance sheet was 1 January 2004.

In preparing its results, NatWest has applied IFRS extant at 31 December 2005.

As a result of continued amendments to IAS 39 'Financial Instruments: Recognition and Measurement' during 2004 and into 2005 the Group was not in a position fully to implement this standard for statutory reporting from 1 January 2004. NatWest has therefore taken advantage of the option in IFRS 1 'First-time Adoption of International Financial Reporting Standards' to implement IAS 39, together with IAS 32 'Financial Instruments: Disclosure and Presentation' and IFRS 4 'Insurance Contracts', from 1 January 2005 without restating its 2004 profit and loss account and balance sheet. The results for 2005 and 2004 are therefore not directly comparable.

FINANCIAL HIGHLIGHTS

NatWest Home Loans Limited was transferred to The Royal Bank of Scotland plc on 31 December 2005 at neither a profit nor a loss to NatWest Group and its results are shown as discontinued.

Operating profit before tax from continuing operations increased by 9% from £3,000 million to £3,264 million.

Total income from continuing operations was £8,429 million compared with £7,745 million in the prior year, an increase of £684 million, 9%. Operating expenses from continuing operations increased by £298 million, 7% to £4,413 million.

Provisions for impairment in continuing operations at £752 million were £122 million higher.

Total assets were up £63.4 billion from £197.2 billion to £260.6 billion. Loans and advances to customers (excluding £26.9 billion relating to NatWest Home Loans which was sold on 31 December 2005) were up 53%, £55.2 billion at £159.9 billion and loans and advances to banks increased by £26.0 billion to £56.0 billion, reflecting the implementation of IAS 32 and IAS 39 on 1 January 2005 and business growth.

The directors are satisfied with the progress of the Group in 2005 and do not expect any significant change in the future.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005

In the Income Statement below, the comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	2005			2004
	Discontinued	Continuing	Discontinued	Continuing
	£m	£m	£m	£m

Interest receivable	203	8,289	251	6,929
Interest payable	9	(4,040)	14	(2,811)
	_______	_______	_______	_______
Net interest income	212	4,249	265	4,118
	_______	_______	_______	_______
Fees and commissions receivable	43	3,663	51	3,384
Fees and commissions payable	(34)	(926)	(38)	(845)
Other non-interest income	-	1,443	-	1,088
	_______	_______	_______	_______
Non-interest income	9	4,180	13	3,627
	_______	_______	_______	_______
Total income	221	8,429	278	7,745
Operating expenses	70	4,413	53	4,115
	_______	_______	_______	_______
Operating profit before impairment losses	151	4,016	225	3,630
Impairment losses	4	752	(5)	630
	_______	_______	_______	_______
Operating profit before tax	147	3,264	230	3,000
Tax*	44	904	69	797
	_______	_______	_______	_______
Operating profit after tax	103	2,360	161	2,203
	_______		_______
Discontinued operations		103		161
		_______		_______
Profit for the year		2,463		2,364
		_______		_______

Profit attributable to:
Minority interests		17		12
Preference dividends - non-equity		-		36
Ordinary shareholders		2,446		2,316
		_______		_______
		2,463		2,364
		_______		_______

*includes overseas tax of £273 million for 2005 (2004 - £228 million).

CONDENSED CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2005

In the Consolidated Balance Sheet below, the comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	2005	2004
	£m	£m
Assets
Cash and balances at central banks	1,568	1,589
Treasury bills and other eligible bills	770	172
Loans and advances to banks	55,995	29,982
Loans and advances to customers	159,943	131,679
Debt securities	28,745	22,426
Equity shares	823	1,338
Intangible assets	1,198	1,244
Property, plant and equipment	1,531	1,542
Settlement balances	3,931	3,538
Derivatives at fair value	2,976	1,366
Prepayments, accrued income and other assets	3,123	2,345
	_______	_______
Total assets	260,603	197,221
	_______	_______

Liabilities and equity
Deposits by banks	46,001	23,873
Customer accounts	157,924	126,119
Debt securities in issue	10,801	3,597
Settlement balances and short positions	21,574	21,670
Derivatives at fair value	2,657	1,105
Accruals, deferred income and other liabilities	4,814	6,632
Subordinated liabilities	6,648	5,808
	_______	_______
Total liabilities	250,419	188,804
Equity*
Minority interests	744	408
Shareholders' equity	9,440	8,009
Total equity	10,184	8,417
	_______	_______
Total liabilities and equity	260,603	197,221
	_______	_______

*includes non-equity minority interests and preference shares in 2004.

CONDENSED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 31 DECEMBER 2005

	2005	2004
	£m	£m

Net movement in available-for-sale reserve	(286)	-
Net movement in cash flow hedging reserve	(28)	-
Exchange differences on translation of foreign operations	180	8
	_______	_______
Expense before tax on items recognised direct in equity	(134)	8
Tax on items recognised direct in equity	106	-
	_______	_______
Net expense recognised direct in equity	(28)	8
Profit for the year	2,463	2,364
	_______	_______
Total recognised income and expense for the year	2,435	2,372
	_______	_______

Attributable to:
Equity holders of the parent	2,420	2,360
Minority interests	15	12
	_______	_______
	2,435	2,372
	_______	_______
Effect of changes in accounting policies on the implementation of IFRS
Equity holders of the parent	(1,768)	(1,029)
Minority interests	(6)	-
	_______	_______
	(1,774)	(1,029)
	_______	_______

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005

	2005	2004
	£m	£m

Cash flows from operating activities	30,469	(4,864)
Cash flows from investing activities	162	(1,558)
Cash flows from financing activities	(261)	(2,035)
Effects of exchange rate changes on cash and cash equivalents	(4,791)	2,484
	_______	_______
Net increase/(decrease) in cash and cash equivalents	25,579	(5,973)
Cash and cash equivalents at 1 January	22,845	28,818
	_______	_______
Cash and cash equivalents at 31 December	48,424	22,845
	_______	_______

Cash and cash equivalents comprises cash on hand and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

ANALYSIS OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

SUMMARY CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	UK GAAP	Effect of IFRS	IFRS
	£m	£m	£m

Net interest income	4,360	(242)	4,118
Non-interest income	3,641	(14)	3,627
	_______	_______	_______
Total income	8,001	(256)	7,745
Operating expenses	3,893	222	4,115
	_______	_______	_______
Operating profit before impairment losses	4,108	(478)	3,630
Impairment losses	625	5	630
	_______	_______	_______
Operating profit before tax	3,483	(483)	3,000
Tax	955	(158)	797
	_______	_______	_______
Operating profit after tax	2,528	(325)	2,203
Discontinued operations	-	161	161
	_______	_______	_______
Profit for the year	2,528	(164)	2,364
Minority interests	12	-	12
Preference dividends	36	-	36
	_______	_______	_______
Profit attributable to ordinary shareholders	2,480	(164)	2,316
	_______	_______	_______

ANALYSIS BY TYPE OF ADJUSTMENT

	Leases	Software development costs	Employee benefits	Goodwill	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m

Net interest income	13	10	-	-	(265)	(242)
Non-interest income	-	-	(1)	-	(13)	(14)
Total income	13	10	(1)	-	(278)	(256)
Operating expenses	-	253	65	(43)	(53)	222
Operating profit before impairment losses	13	(243)	(66)	43	(225)	(478)
Impairment losses	-	-	-	-	5	5
Operating profit before tax	13	(243)	(66)	43	(230)	(483)
Tax	4	(73)	(20)	-	(69)	(158)
Operating profit after tax	9	(170)	(46)	43	(161)	(325)
Discontinued operations	-	-	-	-	161	161
Profit for the year	9	(170)	(46)	43	-	(164)

NOTES

1.	Adoption of International Financial Reporting Standards ("IFRS")

NatWest prepared its 2004 consolidated financial statements in accordance with accounting standards issued by the UK Accounting Standards Board, the pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and in compliance with the Companies Act 1985.

NatWest will henceforth prepare its consolidated financial statements in accordance with International Financial Reporting Standards adopted by the International Accounting Standards Board ("IASB"), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS"). The standards, adopted for the first time for the purpose of preparing consolidated financial statements for the year ending 31 December 2005, are those issued by the IASB and endorsed by the EU as at 31 December 2005.

The EU has not endorsed IAS 39 as issued by the IASB. It has relaxed some of the hedging requirements. NatWest has not taken advantage of this relaxation.

A reconciliation of equity as at 31 December 2004 and of profit for 2004 under previous GAAP to IFRS is included in this announcement.

2.	Basis of preparation
The statutory accounts have been prepared in accordance with IFRS.

3.	Accounting policies

NatWest's provisional IFRS accounting policies and a description of the key differences between UK GAAP and IFRS accounting policies were included in NatWest's interim results announcement issued on 28 September 2005. Subsequently, NatWest has adopted the Amendment to IAS 39 'The Fair Value Option' issued by the IASB in June 2005 with effect from 1 January 2005. This amendment allows financial assets and financial liabilities to be designated as at fair value through profit or loss but only if it (a) eliminates or significantly reduces a measurement or recognition inconsistency, or (b) is applied to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, or (c) relates to a financial asset or financial liability with an embedded derivative; unless it is clear that accounting for the embedded derivative separately from the host is prohibited by IAS 39. Implementation of the amended fair value option did not have a material effect on shareholders' funds as at 1 January 2005.

4.	Ordinary dividends
		2005	2004
		£m	£m

	Dividends paid	350	2,300
		_______	_______

NOTES (continued)

5.	Reconciliation of shareholders' funds
		31 December
		2004
		£m

	UK GAAP shareholders' equity	9,138
	Adoption of IFRS other than IAS 32, IAS 39 and IFRS 4:
	Employee benefits	(1,767)
	Software development costs	344
	Other	(31)
	Tax effect on adjustments	445
	Deferred tax	(120)
		_______
	Shareholders' equity under IFRS	8,009
		_______

6.	Date of approval
The results for the year ended 31 December 2005 were approved by the Board of directors on 29 March 2006.

7.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2005 will be filed with the Registrar of Companies following the company's Annual General Meeting. The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

CONTACTS

Guy Whittaker	Group Finance Director	020 7672 0008
0131 523 2028

Richard O'Connor	Head of Investor Relations	020 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2006

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat